430 North McCarthy Boulevard Milpitas, CA 95035 USA Tel 408.546-5000 Fax 408 546-4300 www.jdsu.com

FOIA Confidential Treatment of Limited Portions

Requested by JDS Uniphase Corporation, pursuant to

Rule 83 (17 C.F.R. § 200.83)

April 23, 2010

Ms. Julie Sherman

Accounting Reviewer

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JDS Uniphase Corporation
Form 10-K for the fiscal year ended June 27, 2009
Filed August 24, 2009
File No. 000-22874

Dear Ms. Sherman:

This letter responds to the above referenced letter to Mr. David Vellequette, Executive Vice President and Chief Financial Officer of JDS Uniphase Corporation (the “Company”), regarding the Company’s Annual Report on Form 10-K for the year ended June 27, 2009 filed on August 24, 2009, with the Securities and Exchange Commission (the “Commission”). The comments of the staff of the Commission (the “Staff”) and the Company’s response to each of the items included in the comment are presented below.

The Company has requested confidential treatment with respect to certain portions of this response pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. Such portions of this response have been omitted and filed separately with the Commission. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request.

We have attached responses to the comments to this letter. With this letter, we acknowledge that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2. The Commission comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We wish to cooperate in this matter. Please contact me should you have any further questions, comments, or concerns.

Sincerely,

/s/ Dave Vellequette
Dave Vellequette Executive Vice President and Chief Financial Officer

Attachments:

1. Responses to comment letter dated March 26, 2010

Re:	JDS Uniphase Corporation
Form 10-K for the fiscal year ended June 27, 2009
Filed August 24, 2009
File No. 000-22874

Dear Ms. Sherman:

This letter responds to your comment letter dated March 26, 2010 (the “Comment Letter”), to Mr. David Vellequette, Executive Vice President and Chief Financial Officer of JDS Uniphase Corporation (the “Company” or “We”), regarding the above referenced filing with the Securities and Exchange Commission (the “Commission”). The comments of the Commission staff (the “Staff”) and the Company’s response to each of the items included in the comment are presented below.

Form 10-K for the Year ended June 27, 2009

Financial Statements, page 73

Note 1. Basis of Presentation, page 77

1.	Reference is made to your response to our prior comment 2 and your SAB 99 and SAB 108 analysis attached to your response letter dated February 25, 2010. Please provide us with the following additional information so we may continue to evaluate your response:

•

With regards to your table that evaluates the impact of the errors on previously issued periods (i.e. quarters) on the fifth page in your SAB 99 and 108 analysis attached to your response letter dated February 25, 2010, please expand your table in this analysis by quarter to present the impact of each of the individual adjustments on a gross basis, as well as the impact on each individual statement of operations line item, including revenue, cost of sales, gross profit, etc., similar to the tables/analysis on the fourth page in your SAB 99 and 108 analysis attached to your response letter dated February 25, 2010. In these expanded analysis tables, please separately disclose (1) the out of period adjustments and (2) the originating error adjustments, with attached disclosure for each adjustment describing the nature, the quarter in which the adjustment originated and the period the adjustment was discovered. Please provide these expanded analysis tables for each quarter in fiscal 2009 and 2008.

•

Please add to the above expanded analysis tables the impact that each adjustment had on loss from operations. In this regard, please tell us your consideration of loss from operations as part of your SAB 99 analysis on an annual and quarterly basis, including whether you have assessed if any of the errors identified materially impact your loss from operations in any referenced period.

Company Response:

Please note the following response addresses the questions posed in the first two bullet points above:

As disclosed in our response dated February 25, 2010, we have included below descriptions of the adjustments identified and recorded in fiscal 2009 and fiscal 2008:

Adjustments identified and recorded in fiscal 2009

Adjustment #1: Certain [* * *] in the Communications Test and Measurement segment E&O reserve resulted in an overstatement of cost of sales of $0.6 million relating to fiscal year 2008. Of the $0.6 million total overstatement, $0.1 million related to the fourth quarter of fiscal 2008, $0.2 million related to the second quarter of fiscal 2008, and $0.3 million related to the first quarter of fiscal 2008. [* * *].

Adjustment #2: Certain [* * *] in the Communications Test and Measurement segment commissions accrual resulted in an understatement of operating expenses of $0.8 million relating to the fourth quarter of fiscal 2008. [* * *].

Adjustment #3: Certain [* * *] in the Communications Test and Measurement segment prepaid expense balance which resulted in an understatement of operating expenses of $0.6 million relating to the fourth quarter of fiscal 2007. [* * *].

Adjustment #4: Certain [* * *] in the Communications Test and Measurement segment warranty accrual resulted in an overstatement of cost of sales of $0.7 million. Of the $0.7 million, $0.5 million related to fiscal quarters in 2009 and the remaining $0.2 million related to fiscal year 2008. Of the $0.2 million total overstatement in fiscal year 2008, $0.1 million related to the fourth quarter of fiscal 2008, and $0.1 million related to the third quarter of fiscal 2008. [* * *].

Adjustments identified and recorded in fiscal 2008

Adjustment #5: Certain [* * *] in the Communications Test and Measurement segment inter-company profit in ending inventory resulted in an understatement of cost of sales of $0.6 million in the quarter ended June 30, 2007 and an overstatement in the quarter ended September 29, 2007. [* * *].

Adjustment #6: Certain [* * *] in the Communications Test and Measurement segment cancelled check accounting process resulted in an overstatement of previous fiscal years’ cost of sales and operating expense of $0.5 million and $0.7 million, respectively. Of the $1.2 million total overstatement, $0.9 million related to the fiscal year ended June 30, 2007 and $0.3 million related to the fiscal year ended July 1, 2006. The errors were caused by lack of detailed reconciliation and review process.

Adjustment #7: Certain [* * *] in the Communications and Commercial Optical Products segment deferred revenues for extended warranties resulted in a $1.1 million overstatement of revenues in prior fiscal years: $0.7 million related to the fiscal year ended June 30, 2007 and $0.3 million related to the fiscal year ended July 1, 2006. [* * *].

[* * *]	CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

Adjustment #8: Certain [* * *] in the Communications Test and Measurement and the Communications and Commercial Optical Products segment accruals for accounts payable and accrued liabilities resulted in an overstatement of cost of sales and operating expense of $2.7 million and $0.6 million, respectively. Of the $3.3 million total overstatement, $2.7 million related to the fiscal year ended June 30, 2007. [* * *].

Adjustment #9: Certain [* * *] in the Communications and Commercial Optical Products segment tax benefit resulted in an understatement of tax expense of $1.0 million in prior fiscal years. Of the $1.0 million total overstatement, $0.4 million related to the fiscal year ended June 30, 2007 and $0.6 million related to the fiscal year ended July 1, 2006. [* * *].

Adjustment #10: Certain [* * *] in the Communications Test and Measurement segment sales commissions resulted in an overstatement of operating expenses of $0.2 million in the fiscal quarter ended June 30, 2007. [* * *].

Overall Materiality

When determining the overall materiality level of the respective financial statements we first considered applying the 5% rule of thumb to the pre-tax income/loss from operations in calculating overall materiality. However, based on the volatile earnings levels of the Company when no significant changes in the business have occurred which would necessitate such a significant change from year to year, we concluded that this measure was not appropriate by itself.

As a result, we have further considered various other metrics in our assessment of overall materiality. We considered the average earnings over the prior several years. Next we considered using Non- GAAP earnings to calculate overall materiality. We have included this metric as a data point since the Company and the investors also look at the Non-GAAP financial results which are disclosed in the Company’s press releases. Next we consider revenue as a measure for determining the overall materiality level by applying a percentage of one-half of 1% to forecasted annual revenues. We believe that when determining overall materiality one should reflect the measures most likely to be considered important by the financial statement users. Based on our review of third party analyst reports we believe used by the investors, they look at the Company’s revenues and non-GAAP earnings as performance metrics.

Several other measures were also considered in determining the level of the overall materiality in each of the years. These measures include applying a 1% factor to forecasted annual gross profit and applying a 5% factor to forecasted cash flows.

In reaching the conclusion on overall materiality, we also considered whether the company would normally operate near or at break even on a recurring basis. As a result, we take into account the following:

•	Fiscal 2007 [* * *] with break-even operations, as expected.

[* * *]	CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

•

Fiscal 2008 GAAP net loss of $21.7 million included approximately $62 million of gain related to a Nortel class action settlement. We considered this gain as one-time, non-recurring in nature and therefore, could be excluded from fiscal 2008 net loss in the context of overall materiality. Excluding this gain, fiscal 2008 adjusted GAAP net loss was approximately $83.7 million.

•

Fiscal 2009 GAAP net loss of $866.4 million included approximately $750 million charges related to impairment of goodwill and long-lived assets. We considered these charges as one-time, non-recurring in nature and therefore, could be excluded from fiscal 2009 net loss in the context of overall materiality. Excluding these charges, fiscal 2009 adjusted GAAP net loss was approximately $116 million.

•	Our forecast [* * *].

•	[* * *].

Overall, based on the above analysis and consideration of several qualitative factors outlined in the subsection below, we determined a materiality amount of [* * *] for fiscal 2007, 2008 and 2009 financial statements. We believe that it is a reasonable materiality level considering the various data points and analyses mentioned above. Further, considering all the changes to the Company’s operations from fiscal 2007 to fiscal 2009, it is unlikely that readers of the financial statement would view the materiality significantly differently over the same period. Thus, we concluded that the overall materiality when assessing these [* * *] should remain constant from fiscal 2007 to fiscal 2009.

Out of period adjustments and originating errors analysis:

From a quantitative perspective, the impact of the out of period adjustments and originating errors, individually and combined, were evaluated with regard to the following:

•	individual affected line items in the financial statements (revenue, cost of sales, gross profit, operating expenses, income/loss from operations, and income tax),

•	net income (loss), and

•	earnings per share (“EPS”),

•

due to the size of the Company’s NOLs with valuation allowances in several of our largest jurisdictions, including the US, tax expense was not historically driven by consolidated pre-tax income but income mix and discrete items. As a result, materiality judgments have historically been performed on a net income basis.

From a qualitative perspective, the impact of the out of period adjustments and originating errors, individually and combined, were evaluated with consideration to the qualitative factors outlined in SAB 99.

This included analysis on the factors that are most important to management and to our investors. Based upon our history of net losses (noting only one profitable quarter in fiscal 2009 and fiscal 2008), management’s focus and communications have been on improving areas that support revenue and demonstrate progress towards profitability, primarily revenue growth, rather than on

[* * *]	CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

net income. The impact of out of period adjustments and originating errors on revenue is not material in dollars or percentage terms in any fiscal period. Both from a quantitative and a qualitative perspective we have concluded that the impact is not material to our investors.

Additionally, we have considered the context of the out of period adjustments and originating errors in accordance with ASC 250-10-45-27, which states, “[I]n determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.” As a result, we have concluded that from both a quantitative and a qualitative perspective, the amount of the out of period adjustments and originating errors are not material in relation to the annual materiality. Furthermore, we have disclosed the out of period adjustments recorded in the quarterly and annual filings of fiscal 2009 and 2008 as follows:

Fiscal 2009
Form Filing	Filing Date	Page #
10-Q	2/5/2009	7, 35

10-K	8/24/2009	49, 7

Fiscal 2008
Form Filing	Filing Date	Page #
10-Q	11/7/2007	6, 36

10-Q	2/7/2008	6, 38

10-Q	5/6/2008	6, 40

10-K	8/27/2008	48, 75

Out of period adjustments and originating errors for full year and quarterly fiscal 2009:

The impact of the combined out of period adjustments decreased cost of sales by $0.8 million or 0.10%, increased gross profit by $0.8 million or 0.16%, increased operating expenses by $1.4 million or 0.10%, increased loss from operations by $0.6 million or 0.07%, and increased net loss by $0.6 million or 0.07%. In dollar amounts and in percentage terms, the impacts were not material. Note that there were no adjustments to revenue for fiscal 2009. Additionally, there were no originating errors in fiscal 2009.

The impact of the combined out of period adjustments did not change EPS.

Taking into account the low overall dollar and percentage amounts, management concluded that the impact of the out of period adjustment fiscal 2009 was not material.

Note that there were no adjustments to revenue in each of the quarters in fiscal 2009. The impact of combined out of period adjustments and originating errors for each quarterly reported period was no more than 0.22% to cost of sales, 0.33% to gross margin, 0.86% to operating expense, 3.01% to loss from operations, and 3.05% to net income.

The impact of the combined out of period adjustments and originating errors did not change quarterly EPS for fiscal 2009, except for one quarter where it changed by $0.01.

Additionally, on a quarterly basis, the originating errors are self correcting in nature through intra-year adjustments within the fiscal year and thus, there were no originating errors for fiscal 2009.

As such, management concluded that the impact of the out of period adjustment and originating errors to each of the quarter in fiscal 2009 was not material.

We also considered the qualitative factors outlined in SAB 99 analysis related to out of period adjustments and originating errors and concluded that its impact on the annual and quarterly financial statements for fiscal 2009 is not material.

We considered all of the relevant quantitative and qualitative factors surrounding the out of period adjustments and originating errors in determining whether they were material. Based on our analysis of the effect the correction would have on trends in revenue, gross profit, loss from operations, and earnings, we have concluded that they were not material because it would not be significant to a reasonable investor relying on the fiscal 2009 reported financial statements in making an investment decision.

Table 1 - Out of period adjustments and originating errors for fiscal 2009:

(in $ Millions)	Revenue		Cost of Sales		Gross Profit		Operating Expenses		Income / (Loss) from Operations		Other Inc. / (Exp.)		Income Tax (Benefit) Provision		Net Income(Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$	%
Out of Period Adjustments:
Adjustment # 1			(0.6)	0.07%	0.6	0.12%			0.6	0.07%					0.6	0.07%	0.00	0.07%
Adjustment # 2							0.8	0.06%	(0.8)	0.09%					(0.8)	0.09%	(0.00)	0.09%
Adjustment # 3							0.6	0.04%	(0.6)	0.07%					(0.6)	0.07%	(0.00)	0.07%
Adjustment # 4			(0.2)	0.02%	0.2	0.04%			0.2	0.02%					0.2	0.02%	0.00	0.02%

Total Out of Period Adjustments	0.0		(0.8)		0.8		1.4		(0.6)		0.0		0.0		(0.6)		(0.00)

Originating Errors:

None	0.0		0.0		0.0		0.0		0.0		0.0		0.0		0.0		0.00

Total	0.0	0.00%	(0.8)	0.10%	0.8	0.16%	1.4	0.10%	(0.6)	0.07%	0.0	0.00%	0.0	0.00%	(0.6)	0.07%	(0.00)	0.07%

Balance as reported	1,294.4		802.3		492.1		1,395.3		(903.2)		34.5		(2.3)		(866.4)		(4.02)

Table 2 - Out of period adjustments and originating errors for the first quarter of fiscal 2009:

(in $ Millions)	Revenue		Cost of Sales		Gross Profit		Operating Expenses		Income / (Loss) from Operations		Other Inc. / (Exp.)		Income Tax (Benefit) Provision		Net Income(Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$	%
Out of Period Adjustments:
Adjustment # 1			(0.6)	0.26%	0.6	0.40%			0.6	3.61%					0.6	3.66%	0.0	3.66%

Total Out of Period Adjustments	0.0		(0.6)		0.6		0.0		0.6				0.0		0.6		0.00

Originating Errors:
Adjustment # 4			0.1	0.04%	(0.1)	0.07%			(0.1)	0.60%					(0.1)	0.61%	(0.0)	0.61%

Total Originating Errors	0.0		0.1		(0.1)		0.0		(0.1)				0.0		(0.1)		(0.00)

Total	0.0	0.00%	(0.5)	0.22%	0.5	0.33%	0.0	0.00%	0.5	3.01%	0.0	0.00%	0.0	0.00%	0.5	3.05%	0.00	3.05%

Balance as reported	380.7		230.0		150.7		167.3		(16.6)		1.2		1.0		(16.4)		(0.08)

Table 3 - Out of period adjustments and originating errors for the second quarter of fiscal 2009:

(in $ Millions)	Revenue		Cost of Sales		Gross Profit		Operating Expenses		Income / (Loss) from Operations		Other Inc. / (Exp.)		Income Tax (Benefit) Provision		Net Income(Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$	%
Out of Period Adjustments:

None	0.0		0.0		0.0		0.0		0.0				0.0		0.0		0.00

Originating Errors:
Intra-year adjustment							0.7	0.08%	(0.7)	0.10%					(0.7)	0.10%	(0.00)	0.10%
Adjustment # 4			0.4	0.18%	(0.4)	0.29%			(0.4)	0.06%					(0.4)	0.06%	(0.00)	0.06%

Total Originating Errors	0.0		0.4		(0.4)		0.7		(1.1)				0.0		(1.1)		(0.01)

Total	0.0	0.00%	0.4	0.18%	(0.4)	0.29%	0.7	0.08%	(1.1)	0.15%	0.0	0.00%	0.0	0.00%	(1.1)	0.16%	(0.01)	0.16%

Balance as reported	357.0		220.3		136.7		858.2		(721.5)		14.5		(1.7)		(705.3)		(3.28)

Table 4 - Out of period adjustments and originating errors for the third quarter of fiscal 2009:

(in $ Millions)	Revenue		Cost of Sales		Gross Profit		Operating Expenses		Income / (Loss) from Operations		Other Inc. / (Exp.)		Income Tax (Benefit) Provision		Net Income(Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$	%
Out of Period Adjustments:
Intra-year adjustment							(0.7)	0.34%	0.7	0.67%					0.7	0.82%	0.00	0.82%

Total Out of Period Adjustments	0.0		0.0		0.0		(0.7)		0.7				0.0		0.7		0.00

Originating Errors:

None	0.0		0.0		0.0		0.0		0.0				0.0		0.0		0.00

Total	0.0	0.00%	0.0	0.00%	0.0	0.00%	(0.7)	0.34%	0.7	0.67%	0.0	0.00%	0.0	0.00%	0.7	0.82%	0.00	0.82%

Balance as reported	280.6		178.6		102.0		206.2		(104.2)		18.4		(0.6)		(85.2)		(0.40)

Table 5 - Out of period adjustments and originating errors for the fourth quarter of fiscal 2009:

(in $ Millions)	Revenue		Cost of Sales		Gross Profit		Operating Expenses		Income /(Loss) from Operations		Other Inc. / (Exp.)		Income Tax (Benefit) Provision		Net Income(Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$	%
Out of Period Adjustments:
Adjustment # 2							0.8	0.49%	(0.8)	1.31%					(0.8)	1.34%	(0.00)	1.34%
Adjustment # 3							0.6	0.37%	(0.6)	0.99%					(0.6)	1.01%	(0.00)	1.01%
Adjustment # 4			(0.7)	0.40%	0.7	0.68%			0.7	1.15%					0.7	1.18%	0.00	1.18%

Total Out of Period Adjustments	0.0		(0.7)		0.7		1.4		(0.7)				0.0		(0.7)		(0.00)

Originating Errors:

None	0.0		0.0		0.0		0.0		0.0				0.0		0.0		0.00

Total	0.0	0.00%	(0.7)	0.40%	0.7	0.68%	1.4	0.86%	(0.7)	1.15%	0.0	0.00%	0.0	0.00%	(0.7)	1.18%	(0.00)	1.18%

Balance as reported	276.1		173.4		102.7		163.6		(60.9)		0.4		(1.0)		(59.5)		(0.28)

Out of period adjustments and originating errors for fiscal 2008:

The impact of the combined out of period adjustments and originating errors decreased revenue by $1.1 million or 0.07%, decreased cost of sales by $1.9 million or 0.20%, increased gross profit by $0.8 million or 0.14%, decreased operating expenses by $2.3 million or 0.32%, decreased loss from operations by $3.1 million or 0.32%, and decreased net loss by $2.1 million or by 9.68%. With the exception of income tax provision and net loss, on an individual basis the dollar amounts and the percentage impact of each out of period adjustment and originating error to an individual financial statement line item was not material.

With regards to the income tax provision, on a combined basis, the impact was an increase of income tax provision by $1.0 million or 41.67%. Although the impact in percentage terms is high, we concluded that it was not material due to the nature and the amount of the tax provision line item in relation to other line items in the Consolidated Statement of Operations.

With regard to the net loss, on a combined basis, the impact was $2.1 million or 9.68% of net loss. While the impact to net loss in percentage term could be viewed as large, it was exaggerated by the fact that fiscal 2008 net loss was small in relation to historical trend. In fiscal 2008, we had a non-recurring, non-core-business event of receiving proceeds from a Nortel class action settlement of $61.6 million. If the impact of this event was excluded from fiscal 2008 net loss, the adjusted net loss would be $83.3 million and the impact of the out of period adjustments and originating errors on fiscal 2008 adjusted net loss would not be material, 2.52% of adjusted net loss.

With regard to EPS, the impact was not material; it changed EPS by $0.01.

As a result, taking into account the overall dollar and percentage amounts, the impact on the trend of earnings, and the self correcting nature of the intra-year adjustments and errors within the fiscal year, management concluded that the impact of the out of period adjustment and originating errors to fiscal 2008 was not material. We also considered the qualitative factors outlined in SAB 99 and concluded the out of period adjustments and originating errors are not material to the annual and quarterly financial statements of fiscal 2008. Please refer to detailed discussion on qualitative analysis provided for the first and second quarters of fiscal 2008.

We considered all of the relevant quantitative and qualitative factors surrounding the out of period adjustments and originating errors in determining whether they were material. Based on our analysis of the effect the correction would have on trends in revenue, gross profit, income/(loss) from operations, and earnings, we have concluded that they were not material because it would not be significant to a reasonable investor relying on the fiscal 2008 reported financial statements in making an investment decision.

Table 6 - Out of period adjustments and originating errors for fiscal 2008:

(in $ Millions)	Revenue		Cost of Sales		Gross Profit		Operating Expenses		Income /(Loss) from Operations		Other Inc. / (Exp.)		Income Tax (Benefit) Provision		Net Income(Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$	%
Out of Period Adjustments:
Adjustment # 5			0.6	0.06%	(0.6)	0.10%			(0.6)	0.45%					(0.6)	2.76%	(0.00)	2.76%
Adjustment # 6			(0.5)	0.05%	0.5	0.08%	(0.7)	-0.10%	1.2	0.90%					1.2	5.53%	0.01	5.53%
Adjustment # 7	(1.1)	-0.07%	(0.1)	0.01%	(1.0)	0.17%			(1.0)	0.75%					(1.0)	4.61%	(0.00)	4.61%
Adjustment # 8			(2.7)	0.29%	2.7	0.46%	(0.6)	-0.08%	3.3	2.48%					3.3	15.21%	0.01	15.21%
Adjustment # 9													1.0	41.67%	(1.0)	4.61%	(0.00)	4.61%
Adjustment # 10							(0.2)	-0.03%	0.2	0.15%					0.2	0.92%	0.00	0.92%

Total Out of Period Adjustments	(1.1)		(2.7)		1.6		(1.5)		3.1		0.0		1.0		2.1		0.01

Originating Errors:
Adjustment # 1			0.6	0.06%	(0.6)	0.10%			(0.6)	0.45%					(0.6)	2.76%	(0.00)	2.76%
Adjustment # 4			0.2	0.02%	(0.2)	0.03%			(0.2)	0.15%					(0.2)	0.92%	(0.00)	0.92%
Adjustment # 2							(0.8)	-0.11%	0.8	0.60%					0.8	3.69%	0.00	3.69%

Total Originating Errors	0.0		0.8		(0.8)		(0.8)		0.0		0.0		0.0		0.0		0.00

Total	(1.1)	0.07%	(1.9)	0.20%	0.8	0.14%	(2.3)	0.32%	3.1	2.33%	0.0	0.00%	1.0	41.67%	2.1	9.68%	0.01	9.68%

Balance as reported	1,530.1		938.8		591.3		724.3		(133.0)		113.7		2.4		(21.7)		(0.10)

Out of period adjustments and originating errors for the first quarter of fiscal 2008:

The impact of the combined out of period adjustment and originating errors increased cost of sales by $1.0 million or 0.46%, decreased gross profit by $1.0 million or 0.77%, increased operating expenses by $0.3 million or 0.18%, and increased loss from operations by $1.3 million, or 6.05%. On an individual basis, the dollar amounts, and the percentage impact of each out of period adjustment and originating error to an individual financial statement line item was not material.

With regard to the net loss, on a combined basis, the impact was $1.3 million or 18.84% of net loss, though on a Non-GAAP basis it was only 7.22%. While the impact to net loss in percentage term could be viewed as large, it was exaggerated by the fact that net loss was small in the first quarter of fiscal 2008. This is because in the first quarter of fiscal 2008, we had a net gain of $4.2 million from the repurchase of $75.0 million aggregate principal amount of the Zero Coupon Senior

Convertible. This non-recurring, non-core-business event increased interest income and thus, partially offset the loss from operations. If the impact of this event was excluded from the first quarter of fiscal 2008 net loss, the adjusted net loss would be $11.1 million and the impact of the out of period adjustment and originating errors on the first quarter of fiscal 2008 adjusted net loss would not be material, only slightly above 10% of adjusted net loss.

With regard to EPS, the impact was not material; it changed EPS by $0.01.

Note that the nature of the intra-year adjustments and errors impacting the quarter are self-correcting on an annual basis. Additionally, we have considered the context of the out of period adjustments and originating errors in accordance with ASC 250-10-45-27, which states, “[I]n determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.” As a result, we have concluded that from both a quantitative and a qualitative perspective, the amount of the out of period adjustments and originating errors are not material in relation to the annual materiality. Furthermore, we have disclosed the out of period adjustments recorded in the quarterly and annual filings, as referenced in page 5 of this document.

As a result, taking into account the overall dollar and percentage amounts, the impact on the trend of earnings, and the self correcting nature of the intra-year adjustments and errors within the fiscal year, management concluded that the impact of the out of period adjustment and originating errors to the first quarter of fiscal 2008 was not material.

Table 7 - Out of period adjustments and originating errors for the first quarter of fiscal 2008:

(in $ Millions)	Revenue		Cost of Sales		Gross Profit		Operating Expenses		Income /(Loss) from Operations		Other Inc. / (Exp.)		Income Tax (Benefit) Provision		Net Income(Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$	%
Out of Period Adjustments:
Adjustment # 5			0.6	0.27%	(0.6)	0.45%			(0.6)	2.79%					(0.6)	8.70%	(0.00)	8.70%

Total Out of Period Adjustments	0.0		0.6		(0.6)		0.0		(0.6)				0.0		(0.6)		(0.00)

Originating Errors:
Intra-year adjustments			0.1	0.06%	(0.1)	0.09%	0.3	0.18%	(0.4)	1.86%					(0.4)	5.80%	(0.00)	5.80%
Adjustment # 1			0.3	0.13%	(0.3)	0.22%			(0.3)	1.40%					(0.3)	4.35%	(0.00)	4.35%

Total Originating Errors	0.0		0.4		(0.4)		0.3		(0.7)				0.0		(0.7)		(0.00)

Total	0.0	0.00%	1.0	0.46%	(1.0)	0.77%	0.3	0.18%	(1.3)	6.05%	0.0	0.00%	0.0	0.00%	(1.3)	18.84%	0.00	0.00%

Balance as reported	356.7		223.0		133.7		155.2		(21.5)		17.1		2.5		(6.9)		(0.03)

We also considered the qualitative factors outlined in SAB 99 analysis related to out of period adjustments and originating errors as follows:

Set forth below is a review of each of the qualitative factors set forth in SAB No. 99:

•

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. While the first quarter of fiscal 2008 adjustment was not based on estimates but in fact precise accounting practice this adjustment was not material to the consolidated financial statements.

•

Whether the misstatement masks a change in earnings or other trends. The out of period adjustment did not change the trend of cost of sales, or gross profit for the first quarter of fiscal 2008. In addition, the out of period adjustment did not change net loss and EPS for the first quarter of fiscal 2008 from a loss into an income position.

•

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. We believe the impact of this out of period adjustment to net loss and EPS is not significant to our investors and analysts and as such, the judgment of a “reasonable person” for reliance on our financial statements would not have changed.

Historically, the Company has had significant net losses. Accordingly, revenue growth and gross profit trends were and are the important measures for investors and analysts in assessing the Company’s performance. On a quarterly basis we provide only revenue guidance to the investment community. During the first quarter of fiscal 2008 no out of period adjustments affected revenue. Therefore, the most significant measure of our operating performance considered by the investment community had no out of period adjustments.

•

Whether the misstatement changes a loss into income or vice versa. The prior period adjustment identified in 2008 or the “what-if” impact of analyzing the impact of the expense in the proper period had no material impact on whether a loss or income was reported or the trend. In addition, the out of period adjustment did not change net loss and EPS for the first quarter of fiscal 2008 from a loss into an income position.

•

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. The impact of the segment out of period adjustment, was evaluated with regard to the following: (a) individual segment operating income (loss) and (b) total segment operating income (loss) for the first quarter of fiscal 2008. The impact of the out of period adjustment did not change individual segment operating income (loss) from a loss to income and did not change the total segment operating income (loss) from income to a loss.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements. The prior period adjustment has no effect on the company’s compliance with regulatory requirements.

•

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. The prior period adjustment does not affect the registrant’s compliance with loan covenants or other contractual requirements.

•

Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. The prior period adjustment has no effect of increasing management’s compensation.

•	Whether the misstatement involves concealment of an unlawful transaction. The prior period adjustment does not involve concealment of an unlawful transaction.

We considered all of the relevant quantitative and qualitative factors surrounding the out of period adjustments and originating errors in determining whether they were material. Based on our analysis of the effect the correction would have on trends in revenue, gross profit, loss from operations, and earnings, we have concluded that they were not material because it would not be significant to a reasonable investor relying on the first quarter of fiscal 2008 reported financial statements in making an investment decision

Out of period adjustments and originating errors for the second quarter of fiscal 2008:

The impact of the combined out of period adjustments and originating errors decreased revenue by $1.7 million or 0.43%, decreased cost of sales by $3.9 million or 1.71%, increased gross profit by $2.2 million or 1.28%, decreased operating expenses by $1.3 million or 0.82%, increased income from operations by $3.5 million or 27.34%, increased income tax provision by $1.0 million or 18.8%, and increased net income by $2.5 million or 11.79%. On an individual basis, the dollar amounts of each out of period adjustment and originating error to an individual financial statement line item was not material.

With regard to the income from operations, on a combined basis, the impact was $3.5 million or 27.34% of income from operations, though on a Non-GAAP basis it was only 7.67%. While the impact to income from operations in percentage and dollar terms could be viewed as large, it was primarily driven by Adjustment #8. As discussed in the Adjustments Identified and Recorded in fiscal 2008 section above, the Adjustment #8 reflected an accumulation of amounts originated in several prior periods. At the point of origination, these amounts were insignificant. However, due to accumulation, the Adjustment #8 appears large. Since then, the Company has put into place new processes to prevent this type of occurrence in the future and no such errors have since been identified. Due to this nature of the Adjustment #8, we believe the combined impact of out of period adjustments and originating errors to income from operations was not material.

Additionally, the impact of the out of period adjustments and originating errors to income from operations, on a combined basis, do not mask or alter the Company’s overall results or trends. Excluding all out of period adjustments and originating errors, the Company’s income from operations is $9.3 million which is driven by increased sales performance in the quarter, noting $400.9 million in revenue (excluding all adjustments and errors), which is significantly higher than historical quarterly results. As a result, the combined impact of the adjustments do not alter the financial indicators or trends which are analyzed by investors and analysts, and thus are not deemed material.

With regard to the income tax provision, the impact was $1.0 million or 18.18% of income tax provision. Although the impact in percentage term of the Adjustment #9, related to income tax expense line item, is high we concluded that it was not material due to the nature and the amount of the item in relation to other line items.

With regard to the net income, on a combined basis, the impact was $2.5 million or 11.79% of net income, though on a Non-GAAP basis it was only 4.98%. While the impact to net income in percentage terms could be viewed as large, if Adjustments # 8 and # 9 are excluded, due to their nature and the amount of the item in relation to other line items as explained above, the adjusted net income is $21.0 million and the impact of the remaining out of period adjustments and originating errors on the second quarter of fiscal 2008 adjusted net income would be a $0.2 million increase to net income or 0.95% of the adjusted net income and not material.

With regard to EPS, the impact was not material; it changed EPS by $0.01.

Note that the nature of the intra-year adjustments and errors impacting the quarter are self-correcting on an annual basis. Additionally, we have considered the context of the out of period adjustments and originating errors in accordance with ASC 250-10-45-27, which states, “[I]n determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.” As a result, we have concluded that from both a quantitative and a qualitative perspective, the amount of the out of period adjustments and originating errors are not material in relation to the annual materiality. Furthermore, we have disclosed the out of period adjustments recorded in the quarterly and annual filings, as referenced in page 5 of this document.

As a result, taking into account the overall dollar and percentage amounts, the impact on the trend of earnings, and the self correcting nature of the intra-year adjustments and errors within the fiscal year, management concluded that the impact of the out of period adjustment and originating errors to the second quarter of fiscal 2008 was not material.

Table 8 - Out of period adjustments and originating errors for the second quarter of fiscal 2008:

(in $ Millions)	Revenue		Cost of Sales		Gross Profit		Operating Expenses		Income / (Loss) from Operations		Other Inc. / (Exp.)		Income Tax (Benefit) Provision		Net Income(Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$	%
Out of Period Adjustments:
Adjustment # 6			(0.5)	0.22%	0.5	0.29%	(0.7)	0.44%	1.2	9.38%					1.2	5.66%	0.01	5.66%
Adjustment # 7	(1.1)	0.28%	(0.1)	0.04%	(1.0)	0.58%			(1.0)	7.81%					(1.0)	4.72%	(0.00)	4.72%
Intra-year adjustment			(0.4)	0.18%	0.4	0.23%	(0.1)	0.06%	0.5	3.91%					0.5	2.36%	0.00	2.36%
Adjustment # 8			(2.7)	1.19%	2.7	1.58%	(0.6)	0.38%	3.3	25.78%					3.3	15.57%	0.01	15.57%
Adjustment # 9													1.0	18.18%	(1.0)	4.72%	(0.00)	4.72%

Total Out of Period Adjustments	(1.1)		(3.7)		2.6		(1.4)		4.0				1.0		3.0		0.01

Originating Errors:
Intra-year adjustments	(0.6)	0.15%	(0.4)	0.18%	(0.2)	0.12%	0.1	0.06%	(0.3)	2.34%					(0.3)	1.42%	(0.00)	1.42%
Adjustment # 1			0.2	0.09%	(0.2)	0.12%			(0.2)	1.56%					(0.2)	0.94%	(0.00)	0.94%

Total Originating Errors	(0.6)		(0.2)		(0.4)		0.1		(0.5)				0.0		(0.5)		(0.00)

Total	(1.7)	0.43%	(3.9)	1.71%	2.2	1.28%	(1.3)	0.82%	3.5	27.34%	0.0	0.00%	1.0	18.18%	2.5	11.79%	0.01	11.79%

Balance as reported	399.2		227.8		171.4		158.6		12.8		13.9		5.5		21.2		0.10

We also considered the qualitative factors outlined in SAB 99 analysis related to out of period adjustments and originating errors as follows:

Set forth below is a review of each of the qualitative factors set forth in SAB No. 99:

•

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. The second quarter of fiscal 2008 out of period adjustments arose from errors in precise accounting practices. These out of period adjustments were not significantly quantitative to the consolidated financial statements.

•

Whether the misstatement masks a change in earnings or other trends. The out of period adjustments did not change the trend of revenue, cost of sales, gross profit, operating expenses or net income (loss) for all the quarters and years impacted. In addition, the out of period adjustments did not materially change the revenue which the Company’s management provides guidance to the analysts and investment community.

•

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. We believe the impact of the out of period adjustments to net income and EPS is not significant to our investors and analysts and as such, the judgment of a “reasonable person” for reliance on our financial statements would not have changed.

Historically, the Company has had significant net losses. Accordingly, revenue growth, free cash flow, and gross profit trends were and are the important measures for investors and analysts in assessing the Company’s performance. On a quarterly basis we provide only revenue guidance to the investment community. During the second quarter of fiscal 2008, the out of period adjustment affecting revenue is 0.43% of reported revenue and not material.

•	Whether the misstatement changes a loss into income or vice versa. The out of period adjustments identified in the current and prior periods did not change a loss into income or vice versa.

•

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. We have presented below the impact of the out of period adjustments on each individual segment’s operating income for the second quarter of fiscal 2008 noting that the impact of the adjustments did not change the individual segment’s operating income from an income to a loss:

Operating income (loss) (in millions)	Balance Prior to Adjustment	Out of Period Adjustments	Reported Balance	%
Communications Test and Measurement	45.0	3.5	48.5	7.22%
Communications and Commercial Optical Products	9.3	0.3	9.6	3.13%
Advanced Optical Technologies	20.1	—	20.1	0.00%
Corporate	(32.8)	0.2	(32.6)	-0.61%

	41.6	4.0	45.6

Based on the above, we do not believe the impact of the out of period adjustments is material, from the segment perspective.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements. The out of period adjustments have no effect on the company’s compliance with regulatory requirements.

•

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. The out of period adjustments do not affect the registrant’s compliance with loan covenants or other contractual requirements.

•

Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. The out of period adjustments have no effect of increasing management’s compensation.

•	Whether the misstatement involves concealment of an unlawful transaction. The out of period adjustments do not involve concealment of an unlawful transaction.

We considered all of the relevant quantitative and qualitative factors surrounding the out of period adjustments and originating errors in determining whether they were material. Based on our analysis of the effect the correction would have on trends in revenue, gross profit, income from operations, and earnings, we have concluded that they were not material because it would not be significant to a reasonable investor relying on the second quarter of fiscal 2008 reported financial statements in making an investment decision.

Out of period adjustments and originating errors for the third quarter of fiscal 2008

The impact of the out of period adjustment and originating errors increased revenue by $0.6 million or 0.16%, increased cost of sales by $0.2 million or 0.08%, increased gross profit by $0.4 million or 0.27%, decreased the loss from operations by $0.2 million or 0.77%, and decreased net loss by $0.2 million or 3.23%. In dollar amounts and in percentage terms, the impacts were not material.

The impact of the out of period adjustment and originating errors did not change EPS.

Taking into account the low overall dollar and percentage amounts, management concluded that the impact of the out of period adjustment and originating errors to the third quarter of fiscal 2008 was not material.

We considered all of the relevant quantitative and qualitative factors surrounding the out of period adjustments and originating errors in determining whether they were material. Based on our analysis of the effect the correction would have on trends in revenue, gross profit, loss from operations, and earnings, we have concluded that they were not material because it would not be significant to a reasonable investor relying on the third quarter of fiscal 2008 reported financial statements in making an investment decision

Table 9 - Out of period adjustments and originating errors for the third quarter of fiscal 2008:

(in $ Millions)	Revenue		Cost of Sales		Gross Profit		Operating Expenses		Income /(Loss) from Operations		Other Inc. /(Exp.)		Income Tax (Benefit) Provision		Net Income(Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$	%
Out of Period Adjustments:
Intra-year adjustment	0.6	0.16%			0.6	0.41%			0.6	2.32%					0.6	9.68%	0.00	9.68%

Total Out of Period Adjustments	0.6		0.0		0.6		0.0		0.6				0.0		0.6		0.00

Originating Errors:
Intra-year adjustments			0.1	0.04%	(0.1)	0.07%	0.2	0.12%	(0.3)	1.16%					(0.3)	4.84%	(0.00)	4.84%
Adjustment # 4			0.1	0.04%	(0.1)	0.07%			(0.1)	0.39%					(0.1)	1.61%	(0.00)	1.61%

Total Originating Errors	0		0.2		(0.2)		0.2		(0.4)				0		(0.4)		(0.00)

Total	0.6	0.16%	0.2	0.08%	0.4	0.27%	0.2	0.12%	0.2	0.77%	0.0	0.00%	0.0	0.00%	0.2	3.23%	0.00	3.23%

Balance as reported	383.9		238.3		145.6		171.5		(25.9)		14.3		(5.4)		(6.2)		(0.03)

Out of period adjustments and originating errors for the fourth quarter of fiscal 2008:

The impact of the combined out of period adjustments and originating errors increased cost of sales by $0.8 million or 0.32%, decreased gross profit by $0.8 million or 0.57%, decreased operating expenses by $1.5 million or 0.63%, decreased loss from operations by $0.7 million or 0.71%, and decreased net loss by $0.7 million or 2.35%. In dollar amounts and in percentage terms, the impacts were not material.

The impact of the out of period adjustments and originating errors did not change EPS.

Taking into account the low overall dollar and percentage amounts, management concluded that the impact of the out of period adjustments and originating errors to the fourth quarter of fiscal 2008 was not material.

We considered all of the relevant quantitative and qualitative factors surrounding the out of period adjustments and originating errors in determining whether they were material. Based on our analysis of the effect the correction would have on trends in revenue, gross profit, loss from operations, and earnings, we have concluded that they were not material because it would not be significant to a reasonable investor relying on the fourth quarter of fiscal 2008 reported financial statements in making an investment decision.

Table 10 - Out of period adjustments and originating errors for the fourth quarter of fiscal 2008:

(in $ Millions)	Revenue		Cost of Sales		Gross Profit		Operating Expenses		Income / (Loss) from Operations		Other Inc. / (Exp.)		Income Tax (Benefit) Provision		Net Income(Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$	%
Out of Period Adjustments:
Intra-year adjustments			0.6	0.24%	(0.6)	0.43%	(0.5)	0.21%	(0.1)	0.10%					(0.1)	0.34%	(0.00)	0.34%
Adjustment # 10							(0.2)	0.08%	0.2	0.20%					0.2	0.67%	0.00	0.67%

Total Out of Period Adjustments	0.0		0.6		(0.6)		(0.7)		0.1				0.0		0.1		0.00

Originating Errors:
Adjustment # 1			0.1	0.04%	(0.1)	0.07%			(0.1)	0.10%					(0.1)	0.34%	(0.00)	0.34%
Adjustment # 2							(0.8)	0.33%	0.8	0.81%					0.8	2.68%	0.00	2.68%
Adjustment # 4			0.1	0.04%	(0.1)	0.07%			(0.1)	0.10%					(0.1)	0.34%	(0.00)	0.34%

Total Originating Errors	0.0		0.2		(0.2)		(0.8)		0.6				0.0		0.6		0.00

Total	0.0	0.00%	0.8	0.32%	(0.8)	0.57%	(1.5)	0.63%	0.7	0.71%	0.0	0.00%	0.0	0.00%	0.7	2.35%	0.00	2.35%

Balance as reported	390.3		249.7		140.6		239.0		(98.4)		68.4		(0.2)		(29.8)		(0.13)

Form 10-K for the Year ended June 27, 2009

Financial Statements, page 73

Note 1. Basis of Presentation, page 77 (continued)

2.	Reference is made to your response to our prior comment 2 and your SAB 99 and SAB 108 analysis attached to your response letter dated February 25, 2010. Please provide us with the following additional information so we may continue to evaluate your response:

•

Please provide us with the details regarding any out of period adjustments or originating errors identified and recorded in the first and second quarters of fiscal 2010 and provide us with your SAB 99 and 108 analyses, if applicable. In providing us this analysis, please expand the information in the analysis to address the first and second bullet point to this comment. Also, provide us an analysis that demonstrates how the out of period adjustments recorded in each of the fiscal quarters in 2010 that existed in a prior year or quarter were considered in determining whether such prior periods on a annual and quarterly basis were materially misstated.

Company Response:

Please note that the following response addresses the question posed by the third bullet point in the Comment Letter.

The Company informs the Staff that as of the date of this letter, [* * *].

[* * *]	CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

Form 10-K for the Year ended June 27, 2009

Financial Statements, page 73

Note 1. Basis of Presentation, page 77 (continued)

3.	Reference is made to your response to our prior comment 2 and your SAB 99 and SAB 108 analysis attached to your response letter dated February 25, 2010. Please provide us with the following additional information so we may continue to evaluate your response:

•	Please provide us with your latest projections of income/loss from operation and net income/loss for the year ended June 30, 2010.

Company Response:

Please note that the following response addresses the question posed by the fourth bullet point in the Comment Letter.

Based on [* * *].

Form 10-K for the Year ended June 27, 2009

Financial Statements, page 73

Note 1. Basis of Presentation, page 77 (continued)

4.	Reference is made to your response to our prior comment 2 and your SAB 99 and SAB 108 analysis attached to your response letter dated February 25, 2010. Please provide us with the following additional information so we may continue to evaluate your response:

•	Further, tell us if you have developed expected results for fiscal 2011, if so, tell us what these expectations are and reflect on whether you anticipate them to be near break-even.

Company Response:

Please note that the following response addresses the question posed by the fifth bullet point in the Comment Letter.

The Company [* * *] considers its budget for fiscal 2011 to be material non-public information that is not publicly disclosed. The Company, therefore, believes that any such disclosure to the Staff would be inappropriate.

[* * *]	CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

Form 10-K for the Year ended June 27, 2009

Financial Statements, page 73

Note 1. Basis of Presentation, page 77 (continued)

2.	We noted from your discussion on the second and third page in your SAB 99 and 108 analysis attached to your response letter dated February 25, 2010 that several out of period adjustments for fiscal 2009 and 2008 originated in fiscal 2007. In this regard, please provide us with a separate materiality analysis of fiscal 2007 on a quarterly and annual basis, considering the requested expanded information as specified in the above comment, which reflects how these errors that originated in fiscal 2007 were considered in determining whether the fiscal year and quarters for 2007 were materially misstated.

Company Response:

We considered the impact of the out of period adjustments on fiscal 2007, the previous years in which the [* * *] originally occurred, the trend in earnings, impact to individual segments, EPS, and other qualitative factors. We also considered the impact of the break-even periods as well as the Company’s trend for fluctuating earnings, and judgment of a “reasonable person” to reach the conclusion that these out of period adjustments are not material to fiscal 2007.

The impact of the combined out of period adjustments and originating errors increased cost of sales by $3.3 million or 0.35%, decreased gross profit by $3.3 million or 0.69%, increased operating expenses by $2.6 million or 0.43%, increased loss from operations by $5.8 million or 4.87%, increased income tax benefit by $1.3 million or 65.00%, and increased net loss by $3.0 million or 11.41%. Note that with the exception of income tax benefit and net loss, the effect of the adjustments and originating errors [* * *] are quantitatively and qualitatively not material. Please note an analysis of the qualitative factors outlined in SAB 99 is included below.

With regard to the income tax benefit, the impact was $1.3 million or 65.00% of income tax provision. Although the impact in percentage terms is high, we concluded that it was not material due to the nature and the amount of the tax provision line item in relation to other line items in the Consolidated Statement of Operations.

With regard to the net loss, the combined impact in percentage terms is exaggerated by the fact that fiscal 2007 net loss was small in relation to historical trend. In fiscal 2007 we had a non-recurring, non-core-business event of recognizing net gains on sale of certain equity investments in our portfolio of $29.0 million. As the gain on the sale of equity investments represents a non-recurring, non-core business event, this gain should be excluded from net loss when assessing the impact of out of period adjustments and originating errors in percentage terms. If the impact of this event was excluded from the net loss, the adjusted fiscal 2007 net loss would be $55.3 million and the impact of the out of period adjustments and originating errors on fiscal 2007 [* * *].

Taking into account the above, management concluded that the impact of the out of period adjustment and originating errors to fiscal 2007 is not material.

[* * *]	CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

Table 11 - Out of period adjustments and originating errors for fiscal 2007:

(in $ Millions)	Revenue		Cost of Sales		Gross Profit		Operating Expenses		Income /(Loss) from Operations		Other Inc. / (Exp.)		Income Tax (Benefit) Provision		Net Income(Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$	%
Out of Period Adjustments:
Adjustments - Cost of Sales			1.9	0.21%	(1.9)	0.40%			(1.9)	1.59%					(1.9)	7.22%	(0.01)	7.22%
Adjustments - Operating expenses							2.0	0.34%	(2.0)	1.68%					(2.0)	7.60%	(0.01)	7.60%
Adjustments - Other Inc./(Exp)											1.5	1.58%			1.5	5.70%	0.01	5.70%
Adjustments - Income Tax (Benefit) Expense													(0.9)	-45.00%	0.9	3.42%	0.00	3.42%

Total Out of Period Adjustments	0.0		1.9		(1.9)		2.0		(3.9)		1.5		(0.9)		(1.5)		(0.0)

Originating Errors:
Originating errors - Cost of Sales			1.4	0.15%	(1.4)	0.29%			(1.4)	1.13%					(1.4)	5.13%	(0.01)	5.13%
Originating errors - Operating expenses							0.6	0.09%	(0.6)	0.46%					(0.6)	2.09%	(0.00)	2.09%
Originating errors - Income Tax (Benefit) Expense													(0.4)	-20.00%	0.4	1.52%	0.00	1.52%

Total Originating Errors	0.0		1.4		(1.4)		0.6		(1.9)		0.0		(0.4)		(1.5)		(0.0)

Total	0.0	0.00%	3.3	0.35%	(3.3)	0.69%	2.6	0.43%	(5.8)	4.87%	1.5	1.58%	(1.3)	65.00%	(3.0)	11.41%	(0.01)	11.41%

Balance as reported	1,396.8		924.8		472.0		591.2		(119.2)		94.9		2.0		(26.3)		(0.12)

In fiscal 2006, we had identified certain material weaknesses in our internal control over financial reporting. These weaknesses were remediated in fiscal 2007 through a number of important changes in controls to address the material weakness in internal control over financial reporting, including addition and upgrade of key accounting personnel and enhancements of specific controls. As a result of the controls strengthening remediation in fiscal 2007, we identified a number of non-recurring out of period adjustments and originating errors.

Additionally, we have considered the context of the out of period adjustments and originating errors in accordance with ASC 250-10-45-27, which states, “[I]n determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.” As a result, the Company has concluded that from both a quantitative and a qualitative perspective, the amount of the out of period adjustments and originating errors are not material in relation to the annual materiality. Furthermore, the Company has disclosed the out of period adjustments recorded in the quarterly and annual filings of fiscal 2007 as follows:

Fiscal 2007
Form Filing	Filing Date	Page #
10-Q	11/9/2006	6, 41

10-Q	2/6/2007	6, 7, 34

10-Q	5/9/2007	7,37

10-K	8/29/2007	49, 75

Furthermore, per review of Item 302 of Regulation S-K captioned, “Supplementary Financial Information,” we note that, “[D]isclosure shall be made of net sales, gross profit (net sales less costs and expenses associated directly with or allocated to products sold or services rendered), income (loss) before extraordinary items and cumulative effect of a change in accounting, per share data based upon such income (loss), and net income (loss), for each full quarter within the two most recent fiscal years and any subsequent interim period for which financial statements are included or are required to be included by Article 3 of Regulation S-X.” In addition, for the purposes of its quantitative assessments, the Company believes that the completed annual periods are the most relevant measures against which investors and analysts would assess impacts of errors. As such, the Company believes that for its Form 10-K for the fiscal year ended June 27, 2009, it is not required to provide the quarterly data for fiscal 2007. Therefore, we are only presenting the impact of out of period adjustments and originating errors for fiscal 2007 as only the annual results were presented in the 10-K for the fiscal year ended June 27, 2009.

We also considered the qualitative factors outlined in SAB 99 analysis related to out of period adjustments and originating errors as follows:

Set forth below is a review of each of the qualitative factors set forth in SAB No. 99:

•

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. The fiscal 2007 out of period adjustments arose from estimation process as well as errors in precise accounting practices. These out of period adjustments were not significantly quantitative to the consolidated financial statements.

•

Whether the misstatement masks a change in earnings or other trends. The out of period adjustments did not change the trend of revenue, cost of sales, gross profit, operating expenses, loss from operations, or net income (loss) for the year. In addition, the out of period adjustments did not impact revenue which the Company’s management provides guidance to the analysts and investment community.

•

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. We believe the impact of the out of period adjustments to net income and EPS is not significant to our investors and analysts and as such, the judgment of a “reasonable person” for reliance on our financial statements would not have changed.

Historically, the Company has had significant net losses. Accordingly, revenue growth, free cash flow, and gross profit trends were and are the important measures for investors and analysts in assessing the Company’s performance. On a quarterly basis we provide only revenue guidance to the investment community. For fiscal 2007, there were no out of period adjustments affecting revenue.

•	Whether the misstatement changes a loss into income or vice versa. The out of period adjustments identified in the fiscal 2007 did not change a loss into income or vice versa.

•

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. The impact of the out of period adjustments did not change individual segment operating income from an income to a loss and did not change the total segment operating income from income to a loss. We therefore do not believe the impact of the out of period adjustments is material, from the segment perspective.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements. The out of period adjustments have no effect on the company’s compliance with regulatory requirements.

•

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. The out of period adjustments do not affect the registrant’s compliance with loan covenants or other contractual requirements.

•

Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. The out of period adjustments have no effect of increasing management’s compensation.

•	Whether the misstatement involves concealment of an unlawful transaction. The out of period adjustments do not involve concealment of an unlawful transaction.

We considered all of the relevant qualitative factors surrounding the error in determining whether the [* * *] was material. Based on our analysis of the effect the correction would have on trends in revenue, gross profit, loss from operations, and earnings, we have concluded that the [* * *] was not material because it would not be significant to a reasonable investor relying on the fiscal 2007 reported financial statements in making an investment decision.

As such, presenting quarterly data is not meaningful due to the age of the information combined with the factors discussed above.

[* * *]	CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).